Exhibit 99.1

LightInTheBox Reports First Quarter 2019 Financial Results

Beijing, China, June 24, 2019 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                            Gross margin improved to 34.8% from 29.2% in the same quarter of 2018.

•                            Net loss was $14.1 million, compared with a net loss of $7.9 million in the same quarter of 2018. The net loss includes the impact from a $5.3 million net loss due to the change in fair value of the convertible promissory notes associated with the acquisition of Ezbuy. Adjusted EBITDA1 was $7.9 million, compared with $7.4 million in the same quarter of 2018.

•                            Selling and marketing expenses as a percentage of total revenue decreased to 18.3% from 23.0% in the same quarter of 2018.

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “The initiatives we implemented last quarter to stabilize and turn our business around continue to generate solid results and have strengthened our confidence going forward. While net revenues decreased 27.4% year-over-year to $50.9 million, our gross margin held steady at 34.8%, a significant improvement from 29.2% during the same period last year and essentially flat sequentially. The integration of operations between Ezbuy and LightInTheBox is creating new synergies that are optimizing operational efficiency and increasing our repeat purchase rate. Sales and marketing expenses as a percentage of revenue also continues to trend downwards, falling to 18.3%.

Adjusted EBITDA was $7.9 million in the first quarter of 2019, almost flat when compared with the same period last year which I believe is more indicative of the progress we have made in turning the business around.”

First Quarter 2019 Financial Results

Total revenues decreased by 27.4% year-over-year to $50.9 million from $70.1 million in the same quarter of 2018. Revenues from product sales were $49.8 million, compared with $66.0 million in the same quarter of 2018. Revenues from service and others were $1.1 million, compared with $4.1 million in the same quarter of 2018. As a percentage of total revenues, service and others accounted for 2.2% in the first quarter of 2019.

The number of orders for product sales was 2.6 million in the first quarter of 2019, compared with 1.3 million in the same quarter of 2018. The number of customers for product sales was 0.6 million for the first quarter of 2019, compared with 1.0 million in the same quarter of 2018.

Product sales from the apparel category were $14.4 million in the first quarter of 2019, compared with $19.9 million in the same quarter of 2018. As a percentage of product sales, apparel revenues accounted for 28.9% in the first quarter of 2019, compared with 30.2% in the same quarter of 2018. Product sales from other general merchandise were $35.4 million in the first quarter of 2019.

Total cost of revenues was $33.2 million in the first quarter of 2019, compared with $49.6 million in the same quarter of 2018. Cost for product sales was $32.8 million in the first quarter of 2019, compared with $45.9 million in the same quarter of 2018. Cost for service and others was $0.4 million in the first quarter of 2019, compared with $3.7 million in the same quarter of 2018.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

Gross profit in the first quarter of 2019 was $17.7 million, compared with $20.5 million in the same quarter of 2018. Gross margin was 34.8% in the first quarter of 2019, compared with 29.2% in the same quarter of 2018.

Total operating expenses in the first quarter of 2019 were $26.5 million, compared with $28.6  million in the same quarter of 2018.

•                Fulfillment expenses in the first quarter of 2019 were $5.2 million, compared with $4.5 million in the same quarter of 2018. As a percentage of total revenues, fulfillment expenses was 10.2% in the first quarter of 2019, compared to 6.4% in the same quarter of 2018 and 6.2% in the fourth quarter of 2018.

•                Selling and marketing expenses in the first quarter of 2019 were $9.3 million,  compared with $16.1 million in the same quarter of 2018. As a percentage of total revenues, selling and marketing expenses was 18.3% for the first quarter of 2019, compared to 23.0% in the same quarter of 2018 and 20.5% in the fourth quarter of 2018.

•                General and administrative (G&A) expenses in the first quarter of 2019 were $12.0 million, compared with $8.0 million in the same quarter of 2018. As a percentage of total revenues, G&A expenses was 23.6% for the first quarter of 2019, compared with 11.4% in the same quarter of 2018 and 10.8% in the fourth quarter of 2018. G&A expenses in the first quarter of 2019 included $4.2 million in technology investments, compared with $3.0 million in the same quarter of 2018.

Loss from operations was $8.8 million in the first quarter of 2019, compared with a loss from operations of $8.1 million in the same quarter of 2018.

Net loss was $14.1 million in the first quarter of 2019, compared with a net loss of $7.9 million in the same quarter of 2018. The increase in net loss was mainly due to the change in fair value of convertible promissory notes issued on December 10, 2018 for acquiring total issued share capital of Ezbuy Holding Co., Ltd. (“Ezbuy”). The net loss due to the change in fair value of the convertible promissory notes in the first quarter of 2019 was $5.3 million.

Net loss per American Depository Share (“ADS”) was $0.21 in the first quarter of 2019, compared with net loss per ADS of $0.12 in the same quarter of 2018. Each ADS represents two ordinary shares.

In the first quarter of 2019, the Company’s weighted average number of ADSs used in computing the loss per ADS was 67,229,085.

Adjusted EBITDA, which represents loss from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $7.9 million in the first quarter of 2019, compared with $7.4 million in the same quarter of 2018.

As of March 31, 2019, the Company had cash and cash equivalents and restricted cash of $30.3 million, compared with $39.8 million as of December 31, 2018.

Business outlook

For the second quarter of 2019, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $57 million and $60 million.

Change in Fair Value of Convertible Promissory Notes Associated with the Acquisition of Ezbuy

The Company entered into a Share Purchase Agreement (“SPA”) on November 8, 2018 to acquire Ezbuy in the form of non-interest bearing one-year convertible promissory notes. This SPA took effect on December 10, 2018 when LITB’s closing stock price was $0.64. LITB’s closing stock  price on December 31, 2018 and March 31, 2019 was $1.22 and $1.35 respectively. The Company adopted Monte-Carlo Simulation based on a scenario-weighted average method to estimate the fair value of the convertible promissory notes. The estimate is based on the probability of each scenario and pay-off of the convertible promissory notes under each scenario. The scenarios include different timing and corresponding conversion price of the convertible promissory notes. The key assumptions adopted in the convertible promissory notes valuation include risk-free rate of interest and expected stock price volatility in the conversion period. The Company recorded a non-cash loss arising from change in fair value of the convertible  promissory notes of $5.3 million in the first quarter of 2019.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents loss from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on June 24, 2019 to discuss its financial results and operating performance for the first quarter 2019. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International:  +65-6713-5090

Passcode: 6196338

A telephone replay will be available two hours after the conclusion of the conference call through June 30, 2019. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International:  +61-2-8199-0299

Passcode: 6196338

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com,  www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are  available in 23 major languages and cover more than 100 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone:  +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking  Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and  similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve  inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following:  LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market;

LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this  press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
ASSETS
Current Assets
Cash and cash equivalents	38,808	29,525
Restricted cash	994	802

Accounts receivable, net of allowance for doubtful accounts	1,463	1,566
Inventories	8,481	8,209
Prepaid expenses and other current assets	5,811	4,388
Total current assets	55,557	44,490
Property and equipment, net	3,652	3,431
Intangible assets, net	9,890	9,572
Goodwill	28,169	28,169
Operating lease right-of-use assets, net	—	7,376
Long-term rental deposits	1,131	910
Long-term investments	5,188	5,443
TOTAL ASSETS	103,587	99,391

LIABILITIES AND DEFICIT
Current Liabilities
Accounts payable	12,941	10,674
Amounts due to related parties	4,953	5,707
Convertible promissory notes	51,922	57,259
Advance from customers	17,732	19,675
Current operating lease liabilities	—	3,916
Accrued expenses and other current liabilities	22,688	19,950
Total current liabilities	110,236	117,181

Non-current operating lease liabilities	—	3,647
Non-current finance lease liabilities	1,156	1,073
TOTAL LIABILITIES	111,392	121,901

DEFICIT
Ordinary shares	11	11
Additional paid-in capital	239,269	239,426
Treasury shares, at cost	(27,261)	(27,261)
Accumulated other comprehensive loss	(932)	(1,684)
Accumulated deficit	(218,887)	(233,029)
Non-controlling interests	(5)	27
TOTAL DEFICIT	(7,805)	(22,510)
TOTAL LIABILITIES AND DEFICIT	103,587	99,391

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2018	2019
Revenues
Product sales	65,968	49,789
Services and others	4,086	1,084
Total revenues	70,054	50,873
Cost of revenues
Product sales	(45,890)	(32,785)
Services and others	(3,678)	(357)
Total Cost of revenues	(49,568)	(33,142)
Gross profit	20,486	17,731
Operating expenses
Fulfillment	(4,480)	(5,265)
Selling and marketing	(16,078)	(9,269)
General and administrative	(7,999)	(11,984)
Total operating expenses	(28,557)	(26,518)
Loss from operations	(8,071)	(8,787)
Exchange loss on offshore bank accounts	(57)	—
Interest income	218	123
Interest expense	—	(20)
Change in fair value of convertible promissory notes	—	(5,337)
Total other income / (loss)	161	(5,234)
Loss before income taxes and gain from equity method investment	(7,910)	(14,021)
Income tax expense	(2)	(216)
Gain from equity method investment	59	127
Net loss	(7,853)	(14,110)
Less: Net income attributable to non-controlling interests	—	32
Net loss attributable to LightInTheBox Holding Co., Ltd.	(7,853)	(14,142)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	134,200,859	134,458,170
—Diluted	134,200,859	134,458,170

Net loss per ordinary share
—Basic	(0.06)	(0.10)
—Diluted	(0.06)	(0.10)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.12)	(0.21)
—Diluted	(0.12)	(0.21)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2018	2019

Net loss	(7,853)	(14,110)

Less: Interest income	218	123
Interest expense	—	(20)
Income tax expense	(2)	(216)
Depreciation and amortization	(152)	(628)
EBITDA	(7,917)	(13,369)

Less: Share-based compensation	(505)	(157)
Change in fair value of convertible promissory notes	—	(5,337)
Adjusted EBITDA*	(7,412)	(7,875)

* Adjusted EBITDA represents loss from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.